Exhibit 99.1

NOTICE OF CONDITIONAL REDEMPTION

US$500,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE 5.50% SENIOR NOTES DUE 2022 (the “Notes”)

OF AZURE POWER ENERGY LTD

(Rule 144A CUSIP: 05502J AA8; Rule 144A ISIN: US05502JAA88; Rule 144A Common Code: 165507169

Regulation S CUSIP: V00027 AA6; Regulation S ISIN: USV00027AA65; Regulation S Common Code: 165507258)

* No representation is made as to the correctness of such numbers either as printed on the Notes or as contained in this Notice of Conditional Redemption, and reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers.

To:       The Holders of the Notes

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER.

The Notes have been issued pursuant to an indenture dated as of 3 August 2017 (as amended, supplemented, waived or otherwise modified from time to time, the “Indenture”), between, among others, Azure Power Energy Ltd, a public company with limited liability incorporated under the laws of Mauritius (the “Issuer”), Azure Power Global Limited and Citicorp International Limited, as trustee (the “Trustee”). Capitalised terms used and not defined herein have the meanings ascribed to them in the Indenture.

Subject to the conditions in the Notice of Conditional Redemption, the Issuer has elected to redeem (the “Redemption”), all US$500,000,000 aggregate principal amount of its 5.50% Senior Notes due 2022 (the “Notes”) on August 20, 2021 (the “Redemption Date”), or such later date when the conditions as per the Notice of Conditional Redemption are met or waived by the Issuer, but in any event the Redemption Date shall be no later than September 17, 2021. The Redemption is being made pursuant to Section 3.07(c) of the Indenture and paragraph 5(c) of the Notes.

The Issuer hereby provides notice of the following information relating to the Notice of Conditional Redemption:

● The redemption price for the Notes shall be 101.375% of the outstanding principal amount of the Notes, plus accrued and unpaid interest thereon and Additional Amounts, if any, to, but not including, the Redemption Date.

● Assuming that the Redemption Date is August 20, 2021, this will result in an aggregate payment to the holders of Notes on the Record Date (as defined below) of US$1,013.75, plus accrued and unpaid interest thereon, per US$1,000 principal amount of Notes held (the “Redemption Price”).

The record date on which any holder must hold any Note to be entitled to the Redemption Price is the Business Day immediately prior to the Redemption Date (the “Record Date”).

● The Notes must be surrendered to the Paying Agent, which is Citibank, N.A., London Branch , c/o Citibank, N.A., Dublin Branch, 1 North Wall Quay, Dublin 1, Ireland, to collect the Redemption Price. The Notes are currently held in global form.

The Issuer has requested that the Notes will be delisted from the Singapore Exchange on the Redemption Date.

Questions relating to this Notice of Redemption should be addressed to undersigned

IMPORTANT TAX INFORMATION

EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR NOTES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY

Exhibit 99.1

ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE ('IRS') FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER.

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com